

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 18, 2007

via U.S. mail and facsimile to (407) 830-5078

Mr. James M. Matthew
Chief Financial Officer
Empire Financial Holding Company
2170 West State Road 434
Longwood, FL 32779

      RE: Empire Financial Holding Company
              Form 10-KSB for the fiscal year ended December 31, 2006
              Filed March 30, 2007

              Forms 10-QSB/A for the quarter ended September 30, 2007
              File No. 1-31292

Dear Mr. Matthew:

      We have reviewed your response letter dated November 30, 2007, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-QSB/A for the period ended September 30, 2007

General

1. We remind you to comply with comments 2, 7, 9, and 10 in our letter dated September 28, 2007, as we do not see the applicable disclosures herein.

Management's Discussion and Analysis, page 22

2. We have read your response to comment 5 in our letter dated November 1, 2007. We appreciate your responses to date and acknowledge the additional disclosure provided in your September 30, 2007, Form 10-QSB/A on pages 25-26 that discusses your goodwill testing methodology, and in particular, the disclosure that any control premiums paid may cause the fair value of a reporting unit to exceed its market capitalization, and that you have not begun to realize the fair value of your acquisitions and resultant synergies. Notwithstanding the foregoing, we continue to note that at September 30, 2007, market capitalization was $13.3 million and stockholders' equity was $16.8 million, a difference of $3.5 million,

which is $2.5 million more than the difference that existed at June 30, 2007. Also, your market capitalization has declined to $12.3 million, which represents another decrease in market capitalization from the date of our initial letter of September 28, 2007. Therefore, given the increased disparity between market capitalization and net assets, your recent operating results, and the fact your intangible assets are nearly half of your total assets at September 30, 2007, we believe additional disclosure is needed in future filings to provide robust discussion of the specific reasons an impairment of goodwill is not required. For example, the discussion should address the timing of the acquisitions, the nature and financial performance of the reporting units, the forecasted cash flow measures underlying your internal forecasts, as described on pages 8 and 26, the nature of uncertainties associated with your assumptions, and risks of changes to these assumptions.

*   *   *   *

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief